

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 20, 2009

Via U.S. Mail and Fax (408) 789-1632

Kenneth B. Arola
Chief Financial Officer and Vice President, Finance
Align Technology, Inc.
881 Martin Avenue
Santa Clara, California 95050

      Re: Align Technology, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed February 27, 2009
              Form 10-Q for the quarterly period ended September 30, 2009
              Filed November 5, 2009
              File No. 000-32259

Dear Mr. Arola:

      We have reviewed your filings and response dated November 4, 2009 and we have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note 6. Ormco Litigation Settlement, page 11

1.   We see that you applied a 25% discount from the quoted market price of a share
        of your common stock in calculating the fair of the shares issued to Danaher in
        settlement of litigation. We note your disclosure that the discount was
        determined through review of published restricted stock studies, comparison to
        restricted stock transactions of other companies in the industry in which Align
        operates, and the cost of hedging the restricted stock using the Black-Scholes
        option pricing model. Please tell us, with a view toward future disclosure, the
        specific details underlying the 25% discount from quoted market price. In that
        regard please:

        •   Tell us how you selected, weighted and evaluated each of the three sources of
            information referred to in your disclosure.
        •   Describe the results of the published studies considered and explain why you
            believe the results of those studies are applicable and meaningful in your
            specific circumstances.
        •   Describe the nature of the restricted stock transactions considered, how you
            selected those transactions and why you believe those transactions are
            appropriately comparable and meaningful in your specific circumstances.
        •   Tell us how you applied the Black-Scholes method in evaluating the fair value
            of the restricted stock, including the assumptions applied.

        It would appear that determination of the discount applied in accounting for the
        shares issued in the legal settlement would be highly subjective. Accordingly,
        please ensure that future filings present robust disclosure about how that discount
        was measured.

2.   As a related matter, you disclose that you engaged a third party to assist you in
        determining the fair value of the shares issued to Danaher. Please tell us the
        nature and extent of the third-party's involvement in your decision-making
        process associated with the valuation of the equity securities. While management
        may elect to take full responsibility for the valuation of the equity securities
        issued to Danaher, if you refer to the expert you may need to name that expert in
        future filings. You may also need to include their consent as an exhibit to
        registration statements that include or incorporate the disclosure. Please refer to
        Question 141.02 of the Compliance and Disclosure Interpretations on Securities
        Act Sections, which can be found at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer